UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 31, 2014**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On July 31, 2014, Meredith Corporation issued a news release reporting earnings for the fourth fiscal quarter and fiscal year ended June 30, 2014. That news release is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

99   News release issued by Meredith Corporation dated July 31, 2014, reporting financial results for the fourth fiscal quarter and fiscal year ended June 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: July 31,2014

INDEX TO EXHIBITS

Exhibit Number	Item
99	News release issued by Meredith Corporation dated July 31, 2014, reporting financial results for the fourth fiscal quarter and fiscal year ended June 30, 2014.

Exhibit 99



<u>**MEREDITH DELIVERS 20% GROWTH IN FISCAL 2014 FOURTH-QUARTER NET EARNINGS**</u>

<u>*Fiscal 2014 Featured Television Station Expansions in Phoenix, St. Louis and Springfield Markets*</u>

<u>*Continued Successful Execution of Total Shareholder Return Strategy including 6% Dividend Increase*</u>

DES MOINES, IA (July 31, 2014) - Meredith Corporation (**NYSE:MDP;** **www.meredith.com**), today reported fiscal 2014 fourth quarter net earnings increased 20 percent, and earnings per share rose 19 percent to $0.89 from $0.75 in the prior-year period. Excluding special items, fiscal 2014 fourth quarter earnings per share were $0.88 *(See Tables 1-4)*. Revenues increased to $391 million.

"Our Local Media Group delivered another quarter of record performance," said Meredith Chairman and Chief Executive Officer Stephen M. Lacy. "We were particularly pleased with the performance of KMOV in St. Louis in its first full quarter under Meredith's ownership. We also completed the acquisition of KTVK in Phoenix, and announced an agreement to purchase WGGB, the ABC affiliate in Springfield, Mass."

Lacy noted the following business highlights during the fourth quarter of fiscal 2014 when compared to the prior-year period:

- **Local Media Group revenues increased 20 percent to $111 million, and EBITDA grew 20 percent to $41 million** (excluding special items), both records for a fiscal fourth quarter. Growth was driven by strong performance from Meredith television stations in Phoenix, Las Vegas and Greenville; the addition of KMOV in St. Louis; record digital/mobile advertising revenues; and higher retransmission-related revenues and profit.

- **National Media Group operating profit margins strengthened,** driven by higher magazine advertising rates, increased contribution from circulation activities and a 6 percent decrease in operating expenses. Operating profit was even with the prior year.

- **Consumer engagement grew across all of Meredith's media platforms.** Total traffic to Company websites grew to an average of more than 60 million unique visitors per month, a record high. Meredith magazine readership stands at an impressive 110 million. Also, Meredith's television stations increased local programming hours and delivered a strong May ratings book.

FISCAL 2014 REVIEW
Fiscal 2014 earnings per share were $2.50, compared to $2.74 in the prior year. Excluding special items in both years, fiscal 2014 earnings per share were $2.80, compared to $2.91 (*See Tables 1-4)*. Meredith recorded $34 million less of political advertising revenues in fiscal 2014 than in the prior year, as expected in an off-election year. Total revenues were $1.5 billion, even with the prior year.

"In fiscal 2014, we added great new television stations to our Local Media Group portfolio; executed a number of initiatives to strengthen and grow our National Media Group including the launch of *Allrecipes* magazine;

and increased our dividend and expanded our share repurchase program," Lacy said. "We aggressively executed on our Total Shareholder Return Strategy by deploying capital in high cash flow businesses and grew the amount of cash returned to our shareholders."

Fiscal 2014 highlights included:

- **Significant expansion of Meredith's television footprint including:**

  ◦ **KTVK, an independent station in Phoenix, the nation's 12th largest television market.** This transaction closed on June 19, 2014. KTVK produces more hours of local news than any station in the market. Meredith now has a duopoly in Phoenix as it also owns KPHO, the CBS affiliate.

  ◦ **KMOV, the CBS affiliate in St. Louis, the nation's 21st largest television market.** This transaction closed on February 28, 2014, and the station has been successfully integrated into Meredith's operations. KMOV consistently wins the important late news rating book. Meredith now operates the two largest CBS affiliates in Missouri, the other being KCTV in Kansas City.

  ◦ **WGGB, the ABC affiliate in Springfield, Mass.** This transaction is expected to close in the first quarter of fiscal 2015. WGGB is also the Fox affiliate, airing it on a digital tier. This would be another duopoly for Meredith, as it currently owns WSHM, the CBS affiliate.

- **Portfolio and marketplace enhancements by Meredith's National Media Group -** Meredith successfully extended the Allrecipes brand to the magazine platform in what Media Industry Newsletter called the *"Hottest Launch of the Year."* It also successfully integrated the Parenting and Baby Talk brands it acquired from Bonnier in late fiscal 2013. Meredith announced the Spring 2015 launch of *Parents Latina*, a magazine designed to serve English-speaking Hispanic moms. Additionally, Meredith was named *"Advertisers' Favorite Media Company"* for the second time in four years by Advertiser Perceptions, which annually surveys thousands of leading advertising agencies and marketers. Google won in the prior year.

- **Rapid growth in Meredith's digital, mobile, video and social platforms -** Meredith grew its digital audience to more than 60 million monthly unique visitors, according to the most recent data from comScore. Highlights included expansion of its video library to more than 15,000 searchable videos; and strengthening the presence of Meredith brands across social media platforms such as Facebook and Pinterest. Better Homes and Gardens achieved 2 million followers on Facebook, making it the most popular brand among its peers on that platform.

- **Strong performance from Meredith's non-advertising-related activities:**

  ◦ Meredith's Local Media Group delivered significant growth in retransmission-related revenues, and has contractual agreements for its network affiliations in place through the next two to four years.

  ◦ In Meredith's National Media Group, brand licensing delivered excellent performance driven by strong sales of Better Homes and Gardens branded products at Walmart stores across the U.S., along with expansion of the Better Homes and Gardens real estate network. Meredith Xcelerated Marketing grew operating profit excluding special items by solidifying business with its Top 10 clients, including expansions with Chrysler, Mercer, Allergan and Kia.

- **Successful execution of Meredith's Total Shareholder Return strategy -** Meredith increased its dividend 6 percent to $1.73 on an annualized basis, a yield of approximately 4 percent. The Company repurchased 1.6 million shares of its stock and authorized an additional $100 million for its share repurchase program.

LOCAL MEDIA GROUP OPERATING DETAIL

Meredith's Local Media Group includes 15 owned or operated television stations reaching 10 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, including seven stations among the nation's Top 25 and 13 in the Top 50. Meredith's stations produce approximately 525 hours of local news and entertainment content each week. Meredith expects to continue to grow its Local Media Group both organically and through strategic acquisitions.

Fiscal 2014 fourth quarter Local Media Group operating profit was $25 million ($32 million excluding special items, a record for a fiscal fourth quarter), compared to $28 million in the prior-year period (*See Tables 1-4*). Revenues rose 20 percent to $111 million.

Fiscal 2014 Local Media Group operating profit was $113 million ($122 million excluding special items, a record for a non-political year), compared to $124 million ($126 million excluding special items) in the prior-year (*See Tables 1-4*). Total Local Media Group revenues rose 7 percent to a record $403 million.

Looking more closely at fiscal 2014 performance before special items:

- Non-political advertising revenues grew 8 percent to $291 million.

- Digital advertising revenues grew more than 15 percent to record levels, driven by increased traffic across the desktop and video platforms, the launch of new mobile apps, and the addition of KMOV.

- Other revenues and operating expenses both increased, due primarily to growth in retransmission revenues from cable and satellite television operators, and higher programming fees paid to affiliated networks.

- EBITDA grew to a record $151 million, and EBITDA margin was 38 percent.

Meredith's connection with viewers also strengthened in fiscal 2014. Looking at the May 2014 rating book for the key 25-54 age group, Meredith stations in:

- Portland, St. Louis and Las Vegas were ranked #1 in late news, while Nashville, Greenville and Saginaw were ranked second;

- Portland, Hartford and Las Vegas were #1 in morning news, and Saginaw was ranked second;

- Hartford and Las Vegas were #1 in evening news, and St. Louis and Saginaw were second; and

- Nashville was #1 in sign-on to sign-off; and St. Louis, Kansas City and Saginaw were second.

Daytime Emmy Award-nominated *The Better Show,* the daily syndicated program produced by Meredith Video Studios, was renewed for an eighth season. It's currently available in 80 percent of U.S. television households.

"We delivered record revenues and operating profit for a non-political year," said Local Media Group President Paul Karpowicz. "We're excited to add KTVK in Phoenix and KMOV in St. Louis to the Meredith portfolio, and look forward to having WGGB in Springfield join our group. The addition of these stations - along with increasing retransmission revenues, growing non-political advertising, rising digital advertising and the upcoming political advertising cycle - point to a strong fiscal 2015 for our business."

NATIONAL MEDIA GROUP OPERATING DETAIL

Meredith's National Media Group reaches 100 million unduplicated American women, including 60 percent of millennial women. Meredith is a leader at creating content across media platforms and life stages in key consumer interest areas such as food, home, parenthood and health. The National Media Group also features robust brand licensing activities and innovative business-to-business marketing services. Meredith expects to continue to grow its National Media Group organically and through strategic acquisitions.

Fiscal 2014 fourth quarter National Media Group operating profit was $43 million, even with the prior-year period. Revenues were $280 million. Fiscal 2014 National Media Group operating profit was $113 million ($133 million excluding special items), compared to $138 million ($144 million excluding special items) in the prior-year period *(See Tables 1-4)*. Revenues were $1.1 billion.

Looking more closely at fiscal 2014 performance:

- Total advertising revenues were $483 million. Weighted average net revenue per magazine page increased approximately 2 percent. Meredith grew its share of magazine advertising revenues in its competitive set to more than 38 percent, according to the most recent data from Publishers Information Bureau. Digital advertising revenues accounted for 16 percent of total National Media Group advertising revenues.

- Circulation revenues grew 2 percent to $327 million, driven by the launch of *Allrecipes* magazine and initiatives to grow the new title's rate base, along with strong performance from Meredith's parenthood and Hispanic brands. In addition, Meredith continued to develop its digital consumer marketing activities, increasing digital orders for print magazine subscriptions nearly 20 percent to 7 million. Digital orders now account for 40 percent of all Meredith magazine subscriptions.

- Brand Licensing revenues increased 10 percent, led by continued strong sales of more than 3,000 SKUs of Better Homes and Gardens licensed products at more than 4,000 Walmart stores nationwide. The Better Homes and Gardens-branded real estate program with Realogy now features 8,300 agents in 26 states. Meredith's brand licensing activities were recently ranked No. 3 in the world based on sales transactions by *Global License!* alongside licensing giants Disney and Hasbro.

- Meredith Xcelerated Marketing grew operating profit excluding special items by solidifying business with its Top 10 clients, including significant expansions with Chrysler, Mercer, Allergan and Kia.

Meredith's consumer engagement continued to grow in fiscal 2014. Readership for Meredith's subscription titles grew 5 percent in fiscal 2014 and median reader income rose, according to the most recent data from Mediamark Research and Intelligence. Digital traffic averaged more than 50 million unique visitors in Fiscal 2014, according to comScore, and Allrecipes.com continues to lead in the Food category.

"We are pleased to have successfully grown non-advertising sources of revenue in fiscal 2014, particularly our very robust brand licensing arrangements," said National Media Group President Tom Harty. "While the advertising environment is challenging, we are increasing our share of magazine advertising revenues; strengthening our digital business; and proving that advertising in Meredith brands delivers exceptional returns through our Meredith Sales Guarantee program."

OTHER FINANCIAL INFORMATION

Consistent with its Total Shareholder Return (TSR) strategy, Meredith repurchased 1.6 million shares of its stock in fiscal 2014. At June 30, 2014, $108 million remained under the current repurchase authorization. Total debt was $715 million at June 30, 2014, and the weighted average interest rate was 2.3 percent. Meredith's debt-to-EBITDA ratio for the 12 months ended June 30, 2014, was 2.7 to 1.

Key elements of Meredith's TSR strategy are (1) An annual dividend of $1.73 per share, which reflects a 6 percent increase in the annual dividend over the prior year and a 70 percent increase since Meredith launched its TSR strategy in October 2011; (2) A renewed $100 million share repurchase program; and (3) Ongoing investments to scale the business and increase shareholder value.

All earnings per share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached Condensed Consolidated Statements of Earnings. All fiscal 2014 and fourth quarter comparisons are against the comparable prior-year periods.

OUTLOOK

Meredith expects full year fiscal 2015 earnings per share to range from $3.00 to $3.25. In fiscal 2015, Meredith expects a total of $28 million to $33 million of political advertising revenues at its television stations, with the majority being booked in the second fiscal quarter.

Looking more closely at the first quarter of fiscal 2015 compared to the prior-year period:

- Total company revenues are expected to be up mid-single digits.

- Total Local Media Group revenues are expected to be up 35 to 40 percent. Approximately one-third of total fiscal 2015 political advertising revenues are expected to be recorded in the first fiscal quarter.

- Total National Media Group revenues are expected to be down mid-single digits.

- **Meredith expects fiscal 2015 first quarter earnings per share to range from $0.60 to $0.65, compared to $0.53 in the prior-year period.**

A number of uncertainties remain that may affect Meredith's outlook as stated in this press release for the first quarter and full year fiscal 2015. These and other uncertainties are referenced below under "Safe Harbor" and in certain filings with the U.S. Securities and Exchange Commission.

CONFERENCE CALL WEBCAST

Meredith will host a conference call on July 31, 2014 at 11 a.m. EDT to discuss fiscal 2014 fourth quarter and full year results. A live webcast will be accessible to the public on the Company's website, www.meredith.com, and a replay will be available for two weeks. A transcript will be available within 48 hours of the call at www.meredith.com.

RATIONALE FOR USE AND ACCESS TO NON-GAAP RESULTS

Management uses and presents GAAP and non-GAAP results to evaluate and communicate its performance. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA and EBITDA margin are common supplemental measures of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends. Management does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because it includes certain contractual and non-discretionary expenditures.

Results excluding the special items are supplemental non-GAAP financial measures. While these adjusted results are not a substitute for reported results under GAAP, management believes this information is useful as an aid in better understanding Meredith's current performance, performance trends and financial condition. Reconciliations of non-GAAP to GAAP measures are attached to this press release and available at www.meredith.com.

SAFE HARBOR

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this release that are forward-looking include, but are not limited to, the Company's revenue and earnings per share outlook for first quarter and full year fiscal 2015.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; www.meredith.com)** has been committed to service journalism for more than 110 years. Today, Meredith uses multiple distribution platforms - including broadcast television, print, digital, mobile, tablets, and video - to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 15 owned or operated television stations reaching 10 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 - including Atlanta, Phoenix and Portland - and 13 in Top 50 markets. Meredith's stations produce approximately 525 hours of local news and entertainment content each week, and operate leading local digital destinations. Additionally, Meredith Video Studios produces *The Better Show*, a syndicated daily lifestyle television program reaching 80 percent of U.S. TV households.

Meredith's National Media Group reaches 100 million unduplicated American women, including 60 percent of millennial women. Meredith is the leader in creating content across media platforms in key consumer interest areas such as food, home, parenthood and health through well-known brands such as Better Homes and Gardens, Parents and Allrecipes. The National Media Group features robust brand licensing activities, including over 3,000 SKUs of branded products at 4,000 Walmart stores across the U.S. Meredith Xcelerated Marketing is a leader at developing and delivering custom content and customer relationship marketing programs for many of the world's top brands, including Kraft, Lowe's and Chrysler.

Meredith's balanced portfolio consistently generates substantial free cash flow, and the Company is committed to growing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith's current annualized dividend of $1.73 per share yields approximately 4 percent. Meredith has paid a dividend for 67 straight years and increased it for 21 consecutive years.

-- # # # # --

Shareholder/Financial Analyst Contact:
Mike Lovell
Director of Investor Relations
Phone: (515) 284-3622
E-mail: Mike.Lovell@meredith.com

Media Contact:
Art Slusark
Chief Communications Officer
Phone: (515) 284-3404
E-mail: Art.Slusark@meredith.com

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)

	Three Months		Twelve Months	
Periods ended June 30,	**2014**	**2013**	**2014**	**2013**
(In thousands except per share data)				
Revenues				
Advertising	$ 204,138	$ 204,231	$ 778,391	$ 823,690
Circulation	87,669	87,878	327,214	322,223
All other	98,987	94,864	363,103	325,427
Total revenues	390,794	386,973	1,468,708	1,471,340
Operating expenses				
Production, distribution, and editorial	149,265	144,725	567,024	561,058
Selling, general, and administrative	167,442	172,853	655,241	654,098
Depreciation and amortization	13,510	11,365	59,928	45,350
Total operating expenses	330,217	328,943	1,282,193	1,260,506
Income from operations	60,577	58,030	186,515	210,834
Interest expense, net	(3,500)	(3,200)	(12,176)	(13,430)
Earnings before income taxes	57,077	54,830	174,339	197,404
Income taxes	(16,632)	(21,027)	(60,798)	(73,754)
Net earnings	$ 40,445	$ 33,803	$ 113,541	$ 123,650
Basic earnings per share	$ 0.91	$ 0.76	$ 2.54	$ 2.78
Basic average shares outstanding	44,551	44,512	44,636	44,455
Diluted earnings per share	$ 0.89	$ 0.75	$ 2.50	$ 2.74
Diluted average shares outstanding	45,250	45,193	45,410	45,085
Dividends paid per share	$ 0.4325	$ 0.4075	$ 1.6800	$ 1.5800

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)

Periods ended June 30,	Three Months		Twelve Months	
	2014	2013	2014	2013
(In thousands)				
Revenues				
National media				
Advertising...	$ 122,734	$ 134,264	$ 482,808	$ 515,831
Circulation	87,669	87,878	327,214	322,223
Other revenues	69,222	72,419	255,876	257,141
Total national media	279,625	294,561	1,065,898	1,095,195
Local media				
Non-political advertising	78,280	69,242	290,698	268,861
Political advertising	3,124	725	4,885	38,998
Other revenues	29,765	22,445	107,227	68,286
Total local media.................................	111,169	92,412	402,810	376,145
Total revenues..	$ 390,794	$ 386,973	$ 1,468,708	$ 1,471,340
Operating profit				
National media	$ 43,353	$ 43,393	$ 113,113	$ 137,985
Local media..	25,463	27,676	113,060	124,116
Unallocated corporate	(8,239)	(13,039)	(39,658)	(51,267)
Income from operations........................	$ 60,577	$ 58,030	$ 186,515	$ 210,834
Depreciation and amortization				
National media	$ 4,100	$ 4,741	$ 29,455	$ 19,199
Local media..	8,974	6,206	28,815	24,471
Unallocated corporate	436	418	1,658	1,680
Total depreciation and amortization..................	$ 13,510	$ 11,365	$ 59,928	$ 45,350
EBITDA [1]				
National media	$ 47,453	$ 48,134	$ 142,568	$ 157,184
Local media..	34,437	33,882	141,875	148,587
Unallocated corporate	(7,803)	(12,621)	(38,000)	(49,587)
Total EBITDA [1].....................................	$ 74,087	$ 69,395	$ 246,443	$ 256,184

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

Meredith Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

Assets		June 30, 2014		June 30, 2013
(In thousands)				
Current assets				
Cash and cash equivalents	$	36,587	$	27,674
Accounts receivable, net		257,644		232,305
Inventories		24,008		28,386
Current portion of subscription acquisition costs		96,893		97,982
Current portion of broadcast rights		4,551		2,831
Assets held for sale		32,900		—
Other current assets		17,429		18,514
Total current assets		470,012		407,692
Property, plant, and equipment		501,216		464,255
Less accumulated depreciation		(296,168)		(277,938)
Net property, plant, and equipment		205,048		186,317
Subscription acquisition costs		101,533		99,433
Broadcast rights		3,114		3,634
Other assets		86,935		69,848
Intangible assets, net		835,531		584,281
Goodwill		841,627		788,854
Total assets	$	2,543,800	$	2,140,059

Liabilities and Shareholders' Equity				
Current liabilities				
Current portion of long-term debt	$	87,500	$	50,000
Current portion of long-term broadcast rights payable		4,511		4,089
Accounts payable		81,402		78,458
Accrued expenses and other liabilities		136,047		132,676
Current portion of unearned subscription revenues		173,643		191,448
Total current liabilities		483,103		456,671
Long-term debt		627,500		300,000
Long-term broadcast rights payable		4,327		5,096
Unearned subscription revenues		151,533		163,809
Deferred income taxes		277,477		247,487
Other noncurrent liabilities		108,208		112,700
Total liabilities		1,652,148		1,285,763
Shareholders' equity				
Common stock		36,776		36,242
Class B stock		7,700		8,324
Additional paid-in capital		41,884		50,170
Retained earnings		814,050		775,901
Accumulated other comprehensive loss		(8,758)		(16,341)
Total shareholders' equity		891,652		854,296
Total liabilities and shareholders' equity	$	2,543,800	$	2,140,059

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

Years ended June 30,	2014	2013
(In thousands)		
Net cash provided by operating activities	$ 178,090	$ 189,087
Cash flows from investing activities		
Acquisitions of and investments in businesses	(417,461)	(50,190)
Additions to property, plant, and equipment	(24,822)	(25,969)
Net cash used in investing activities	(442,283)	(76,159)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	666,000	175,000
Repayments of long-term debt	(301,000)	(205,000)
Purchases of Company stock	(78,226)	(54,734)
Dividends paid	(75,392)	(70,527)
Proceeds from common stock issued	58,885	39,519
Excess tax benefits from share-based payments	4,855	5,438
Other	(2,016)	(770)
Net cash provided by (used in) financing activities	273,106	(111,074)
Net increase in cash and cash equivalents	8,913	1,854
Cash and cash equivalents at beginning of year	27,674	25,820
Cash and cash equivalents at end of year	$ 36,587	$ 27,674

Table 1

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods Ended June 30, 2014	Three Months			Twelve Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands except per share data)						
Revenues						
Advertising	$ 204,138	$ —	$ 204,138	$ 778,391	$ —	$ 778,391
Circulation	87,669	—	87,669	327,214	—	327,214
All other	98,987	—	98,987	363,103	—	363,103
Total revenues	390,794	—	390,794	1,468,708	—	1,468,708
Operating expenses						
Production, distribution, and editorial	149,265	—	149,265	566,779	245 (c)	567,024
Selling, general, and administrative	161,347	6,095 (a)	167,442	638,057	17,184 (d)	655,241
Depreciation and amortization	13,510	—	13,510	48,726	11,202 (e)	59,928
Total operating expenses	324,122	6,095	330,217	1,253,562	28,631	1,282,193
Income from operations	66,672	(6,095)	60,577	215,146	(28,631)	186,515
Interest expense, net	(3,500)	—	(3,500)	(11,540)	(636) (f)	(12,176)
Earnings before income taxes	63,172	(6,095)	57,077	203,606	(29,267)	174,339
Income taxes	(23,269)	6,637 (b)	(16,632)	(76,357)	15,559 (g)	(60,798)
Net earnings	$ 39,903	$ 542	$ 40,445	$ 127,249	$ (13,708)	$ 113,541
Basic earnings per share	$ 0.90	$ 0.01	$ 0.91	$ 2.85	$ (0.31)	$ 2.54
Basic average shares outstanding	44,551	44,551	44,551	44,636	44,636	44,636
Diluted earnings per share	$ 0.88	$ 0.01	$ 0.89	$ 2.80	$ (0.30)	$ 2.50
Diluted average shares outstanding	45,250	45,250	45,250	45,410	45,410	45,410

(a) Severance costs of $3.4 million, acquisition transaction costs of $2.4 million and other accruals of $0.3 million

(b) Tax benefit from realignment of international operations of $4.3 million and tax benefit on restructuring and acquisition transaction charges of $2.3 million

(c) Write-down of art and manuscript inventory

(d) Severance costs of $11.9 million, acquisition transaction costs of $5.5 million, and accrued costs of $1.1 million partially offset by a $1.3 million reduction in previously accrued restructuring charges

(e) Write-down of *Ladies' Home Journal* trademark of $9.3 million and write-down of medical sales force training business assets of $1.9 million

(f) Write-off of deferred financing costs related to refinancing of revolving credit agreement

(g) Tax benefit on restructuring and acquisition transaction charges of $11.3 million and tax benefit from realignment of international operations of $4.3 million

Table 2

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods Ended June 30, 2014	Three Months			Twelve Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands)						
Revenues						
National media						
Advertising	$ 122,734	$ —	$ 122,734	$ 482,808	$ —	$ 482,808
Circulation	87,669	—	87,669	327,214	—	327,214
Other revenues	69,222	—	69,222	255,876	—	255,876
Total national media	279,625	—	279,625	1,065,898	—	1,065,898
Local media						
Non-political advertising	78,280	—	78,280	290,698	—	290,698
Political advertising	3,124	—	3,124	4,885	—	4,885
Other revenues	29,765	—	29,765	107,227	—	107,227
Total local media	111,169	—	111,169	402,810	—	402,810
Total revenues	$ 390,794	$ —	$ 390,794	$ 1,468,708	$ —	$ 1,468,708
Operating profit						
National media	$ 43,353	$ —	$ 43,353	$ 132,880	$ (19,767) (b)	$ 113,113
Local media	31,558	(6,095) (a)	25,463	122,230	(9,170) (c)	113,060
Unallocated corporate	(8,239)	—	(8,239)	(39,964)	306 (d)	(39,658)
Income from operations	$ 66,672	$ (6,095)	$ 60,577	$ 215,146	$ (28,631)	$ 186,515
Depreciation and amortization						
National media	$ 4,100	$ —	$ 4,100	$ 18,253	$ 11,202 (e)	$ 29,455
Local media	8,974	—	8,974	28,815	—	28,815
Unallocated corporate	436	—	436	1,658	—	1,658
Total depreciation and amortization	$ 13,510	$ —	$ 13,510	$ 48,726	$ 11,202	$ 59,928
EBITDA[1]						
National media	$ 47,453	$ —	$ 47,453	$ 151,133	$ (8,565)	$ 142,568
Local media	40,532	(6,095)	34,437	151,045	(9,170)	141,875
Unallocated corporate	(7,803)	—	(7,803)	(38,306)	306	(38,000)
Total EBITDA[1]	$ 80,182	$ (6,095)	$ 74,087	$ 263,872	$ (17,429)	$ 246,443

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

(a) Severance costs of $3.4 million, acquisition transaction costs of $2.4 million, and other accruals of $0.3 million

(b) Write-down of *Ladies' Home Journal* trademark of $9.3 million, severance costs of $8.5 million, write-down of other assets of $2.1 million, and accrued costs of $0.8 million partially offset by a $1.0 million reduction in previously accrued restructuring charges

(c) Severance costs of $3.4 million, acquisition transaction costs of $5.5 million, and other accruals of $0.3 million

(d) Reversal of previously accrued restructuring charges

(e) Write-down of *Ladies' Home Journal* trademark of $9.3 million and write-down of medical sales force training business assets of $1.9 million

Table 3

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods Ended June 30, 2013	Three Months			Twelve Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands except per share data)						
Revenues						
Advertising	$ 204,231	$ —	$ 204,231	$ 823,690	$ —	$ 823,690
Circulation	87,878	—	87,878	322,223	—	322,223
All other	94,864	—	94,864	325,427	—	325,427
Total revenues	386,973	—	386,973	1,471,340	—	1,471,340
Operating expenses						
Production, distribution, and editorial	144,725	—	144,725	561,058	—	561,058
Selling, general, and administrative	172,853	—	172,853	641,960	12,138 (a)	654,098
Depreciation and amortization	11,365	—	11,365	45,350	—	45,350
Total operating expenses	328,943	—	328,943	1,248,368	12,138	1,260,506
Income from operations	58,030	—	58,030	222,972	(12,138)	210,834
Interest expense, net	(3,200)	—	(3,200)	(13,430)	—	(13,430)
Earnings before income taxes	54,830	—	54,830	209,542	(12,138)	197,404
Income taxes	(21,027)	—	(21,027)	(78,428)	4,674	(73,754)
Net earnings	$ 33,803	$ —	$ 33,803	$ 131,114	$ (7,464)	$ 123,650
Basic earnings per share	$ 0.76	$ —	$ 0.76	$ 2.95	$ (0.17)	$ 2.78
Basic average shares outstanding	44,512	44,512	44,512	44,455	44,455	44,455
Diluted earnings per share	$ 0.75	$ —	$ 0.75	$ 2.91	$ (0.17)	$ 2.74
Diluted average shares outstanding	45,193	45,193	45,193	45,085	45,085	45,085

(a) Professional fees and expenses related to a transaction that did not materialize of $5.1 million, severance costs of $7.4 million, and vacated lease accruals of $0.4 million partially offset by a $0.8 million reduction in previously accrued restructuring charges

Table 4

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods Ended June 30, 2013	Three Months			Twelve Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands)						
Revenues						
National media						
Advertising	$ 134,264	$ —	$ 134,264	$ 515,831	$ —	$ 515,831
Circulation	87,878	—	87,878	322,223	—	322,223
Other revenues	72,419	—	72,419	257,141	—	257,141
Total national media	294,561	—	294,561	1,095,195	—	1,095,195
Local media						
Non-political advertising	69,242	—	69,242	268,861	—	268,861
Political advertising	725	—	725	38,998	—	38,998
Other revenues	22,445	—	22,445	68,286	—	68,286
Total local media	92,412	—	92,412	376,145	—	376,145
Total revenues	$ 386,973	$ —	$ 386,973	$ 1,471,340	$ —	$ 1,471,340
Operating profit						
National media	$ 43,393	$ —	$ 43,393	$ 143,533	$ (5,548) (a)	$ 137,985
Local media	27,676	—	27,676	125,611	(1,495) (b)	124,116
Unallocated corporate	(13,039)	—	(13,039)	(46,172)	(5,095) (c)	(51,267)
Income from operations	$ 58,030	$ —	$ 58,030	$ 222,972	$ (12,138)	$ 210,834
Depreciation and amortization						
National media	$ 4,741	$ —	$ 4,741	$ 19,199	$ —	$ 19,199
Local media	6,206	—	6,206	24,471	—	24,471
Unallocated corporate	418	—	418	1,680	—	1,680
Total depreciation and amortization	$ 11,365	$ —	$ 11,365	$ 45,350	$ —	$ 45,350
EBITDA[1]						
National media	$ 48,134	$ —	$ 48,134	$ 162,732	$ (5,548) (a)	$ 157,184
Local media	33,882	—	33,882	150,082	(1,495) (b)	148,587
Unallocated corporate	(12,621)	—	(12,621)	(44,492)	(5,095) (c)	(49,587)
Total EBITDA[1]	$ 69,395	$ —	$ 69,395	$ 268,322	$ (12,138)	$ 256,184

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

(a) Severance costs of $5.9 million and a vacated lease accrual of $0.4 million partially offset by a $0.8 million reduction in previously accrued restructuring charges

(b) Severance costs

(c) Professional fees and expenses related to a transaction that did not materialize

Table 5

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA
Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.
Segment EBITDA is a measure of segment earnings before depreciation and amortization.
Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

	Three months ended June 30, 2014			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 279,625	$ 111,169	$ —	$ 390,794
Operating profit	$ 43,353	$ 25,463	$ (8,239)	$ 60,577
Depreciation and amortization	4,100	8,974	436	13,510
EBITDA	$ 47,453	$ 34,437	$ (7,803)	74,087
Less:				
Depreciation and amortization				(13,510)
Net interest expense				(3,500)
Income taxes				(16,632)
Net earnings				$ 40,445
Segment EBITDA margin	17.0%	31.0%		

	Three months ended June 30, 2013			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 294,561	$ 92,412	$ —	$ 386,973
Operating profit	$ 43,393	$ 27,676	$ (13,039)	$ 58,030
Depreciation and amortization	4,741	6,206	418	11,365
EBITDA	$ 48,134	$ 33,882	$ (12,621)	69,395
Less:				
Depreciation and amortization				(11,365)
Net interest expense				(3,200)
Income taxes				(21,027)
Net earnings				$ 33,803
Segment EBITDA margin	16.3%	36.7%		

Table 5 (cont.)

(In thousands)	National Media	Local Media	Unallocated Corporate	Total
	Twelve months ended June 30, 2014			
Revenues	$ 1,065,898	$ 402,810	$ —	$ 1,468,708
Operating profit	$ 113,113	$ 113,060	$ (39,658)	$ 186,515
Depreciation and amortization	29,455	28,815	1,658	59,928
EBITDA	$ 142,568	$ 141,875	$ (38,000)	246,443
Less:				
Depreciation and amortization				(59,928)
Net interest expense				(12,176)
Income taxes				(60,798)
Net earnings				$ 113,541
Segment EBITDA margin	13.4%	35.2%		

(In thousands)	National Media	Local Media	Unallocated Corporate	Total
	Twelve months ended June 30, 2013			
Revenues	$ 1,095,195	$ 376,145	$ —	$ 1,471,340
Operating profit	$ 137,985	$ 124,116	$ (51,267)	$ 210,834
Depreciation and amortization	19,199	24,471	1,680	45,350
EBITDA	$ 157,184	$ 148,587	$ (49,587)	256,184
Less:				
Depreciation and amortization				(45,350)
Net interest expense				(13,430)
Income taxes				(73,754)
Net earnings				$ 123,650
Segment EBITDA margin	14.4%	39.5%		